Exhibit 99.1
CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE
     No director will qualify as an independent director of Hanesbrands Inc. (“Hanesbrands”) unless the Board of Directors of Hanesbrands (the “Board”) has affirmatively determined that the director meets the standards for being an independent director established from time to time by the New York Stock Exchange (“NYSE”), the U.S. Securities and Exchange Commission and any other applicable governmental and regulatory bodies. To be considered independent under the rules of the NYSE, the Board must affirmatively determine that a director has no material relationship with Hanesbrands (either directly or as a partner, shareholder or officer of an organization that has a relationship with Hanesbrands). To assist it in determining each director’s independence in accordance with the NYSE’s rules, the Board has established guidelines, which provide that a Hanesbrands will be deemed independent unless:
•	within the preceding three years, the Hanesbrands director was an employee, or an immediate family member of the director was an executive officer, of Hanesbrands;

•	within the preceding three years, the Hanesbrands director received during any twelve-month period more than $100,000 in direct compensation from Hanesbrands, or an immediate family member of the director received during any twelve-month period more than $100,000 in direct compensation for services as an executive officer of Hanesbrands, excluding director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	any of (1) the Hanesbrands director or an immediate family member of the Hanesbrands director is a current partner of a firm that is Hanesbrands’ internal or independent auditor; (2) the Hanesbrands director is a current employee of such a firm; (3) an immediate family member of the Hanesbrands director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (4) the Hanesbrands director or an immediate family member of the Hanesbrands director was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on Hanesbrands’ audit within that time;

•	within the preceding three years, a Hanesbrands executive officer served on the board of directors of a company that, at the same time, employed the Hanesbrands director, or an immediate family member of the director, as an executive officer;

•	the Hanesbrands director is a current executive officer or employee, or an immediate family member of the Hanesbrands director is a current executive officer, of another company that made payments to or received payments from Hanesbrands for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent (2%) of such other company’s consolidated gross revenues;

•	the Hanesbrands director serves as an officer, director or trustee of a charitable organization, and discretionary charitable contributions by Hanesbrands to such organization, in the aggregate in any one year, exceed the greater of $1 million, or two percent (2%) of that organization’s total annual charitable receipts (and “discretionary charitable contributions” shall include corporate cash contributions (including support for benefit events), grants from any charitable foundation established by Hanesbrands, and product donations); or

•	the Hanesbrands director is an executive officer of another company which is indebted to Hanesbrands, or to which Hanesbrands is indebted, and the total amount of either company’s indebtedness to the other is more than two percent (2%) of the total consolidated assets of the company the Hanesbrands director serves as an executive officer.
     For purposes of these guidelines, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home, and references to “Hanesbrands” include all subsidiaries and divisions that are consolidated with Hanesbrands Inc.
     The Board annually will review all commercial and charitable relationships between its directors and Hanesbrands to determine whether the directors meet these categorical independence tests. If a director has a relationship with Hanesbrands that is not covered by these independence guidelines, those Hanesbrands directors who satisfy such guidelines will consider the relevant circumstances and make an affirmative determination regarding whether such relationship is material or immaterial, and whether the director would therefore be considered independent under the NYSE’s rules.
     Hanesbrands will disclose in its proxy statement (a) the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical independence tests of immateriality set forth above, and (b) any charitable contributions made by Hanesbrands to any charitable organization in which a Hanesbrands director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or two percent (2%) of such charitable organization’s consolidated gross revenues.